MANHATTAN MINERALS CORP.
NEWS RELEASE

January 8, 2004	Toronto Stock Exchange
Trading Symbol: MAN

EXTENSION ON PAPAYO LAND CONCESSIONS

Manhattan Minerals Corp. is pleased to announce that it has received an extension to the current option agreement it has with Cedimin S.A. on the Papayo land concessions in Northern Peru. The option agreement has been extended from January 15, 2004 until July 15, 2004. These concessions contain the previously drilled B-5 project, and other high priority massive sulfide exploration targets. The B-5 project, in which the Company has already drilled 14 holes, includes a hole intercepting 53 meters of material averaging 4.6% copper and 17 g/t silver, and another hole intercepting 86 meters of material averaging 2.7% copper and 19 g/t silver.

Manhattan also announces that Peter Tegart has resigned as independent director of the Company's Board due to other commitments. The Board thanks Mr. Tegart for his many years of contribution to the Company and wishes him success in his current endeavors.

For further information, please contact:

Lawrence Glaser
Chairman, President, CEO

Tel 1-604-669-3397
www.manhattan-min.com